UNITED STATES SECURITIES AND EXCHANGE COMMISSION

SEC FILE NUMBER

000-22920

WASHINGTON, D.C. 20549

FORM 12b-25

CUSIP NUMBER

67053A102

NOTIFICATION OF LATE FILING

(Check one):	■Form 10-K  Form 20-F  Form 11-K Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
For Period Ended: December 31, 2012

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
 Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

[Missing Graphic Reference]

PART I - REGISTRANT INFORMATION

Numerex Corp.

Full Name of Registrant

3330 Cumberland Blvd, SE, Suite 700

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia  30339

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
■	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III –NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

 The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended December 31, 2012.  The Registrant is compiling information for the completion of the Form 10-K and the auditors are completing their review of the financial statements for that period. It is anticipated that the Form 10-K Annual Report, along with the audited financial statements, will be filed on or before the deadline.  The Registrant does not believe that the audited financial statements will differ materially from the financial results reported on March 18, 2013.

 PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Alan Catherall                                           (770) 693-5950

(Name)             (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes■ No 

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No■

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[Missing Graphic Reference]

Numerex Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2013	By:	/s/Alan Catherall
Chief Financial Officer